EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Class Action – Pelephone Communications Ltd.

On May 6, 2015, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a claim together with a class action certification motion filed against it with the Tel Aviv District Court, on grounds that Pelephone had discriminated against customers who contracted with it by not providing them with the lowest price that is offered for such services; and that it discriminated against its new customers over existing customers who were awarded monetary benefits for joining Pelephone. This was allegedly contrary to Pelephone's obligation, as provided in its license and by law, to refrain from discriminatory practices with respect to the prices of the services it offers. It is noted that on November 27, 2013, a claim was filed against Pelephone on similar grounds, and such claim is still pending in court.

The petitioner seeks for Pelephone to reimburse the members of the represented class for the difference between the price they paid for the services and the lowest price customers such as themselves could have paid for the same services. The petitioner further moved the court to require Pelephone to offer all customers identical terms and to display them in its various advertisements. The plaintiff estimates the claim at millions of shekels and even more.

Pelephone is studying the claim and the class action certification motion and neither it and/nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of an excerpt of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.